SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002 or

☐	TRANSITION REPORTS PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from to

Commission File No. 1-9583

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MBIA INC.

401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MBIA Inc.

113 King Street

Armonk, N. Y. 10504

MBIA INC.

401(k) PLAN

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2002 AND 2001

MBIA INC.

401(k) PLAN

FINANCIAL STATEMENTS

Schedules other than those listed above have been omitted since they are either not required or not applicable.

Report of Independent Accountants

To the Participants and Administrator of

MBIA Inc. 401(k) Plan:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for benefits of MBIA Inc. 401(k) Plan (the “Plan”) at December 31, 2002 and December 31, 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP

June 13, 2003

New York, New York

MBIA INC.

401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31, 2002	December 31, 2001
Investments, at fair value: (Note 4)
Mutual funds	$40,864,680	$46,876,214
Common stock	36,127,395	45,681,780

	76,992,075	92,557,994
Participant loans	969,139	1,206,893

Net assets available for plan benefits	$77,961,214	$93,764,887

The accompanying notes are an integral part of the financial statements.

MBIA INC.

401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS

AVAILABLE FOR PLAN BENEFITS

	Years ended December 31
	2002	2001
Net depreciation in fair value of investments (Note 4)	$(17,051,923)	$(3,194,248)
Interest and dividends	1,422,296	1,524,606
Contributions:
Employees’ salary deferral	4,344,692	3,833,070
Employer	2,844,971	2,311,288
Benefit distributions	(7,363,709)	(5,840,501)

Net decrease	(15,803,673)	(1,365,785)
Net assets available for plan benefits, beginning of year	93,764,887	95,130,672

Net assets available for plan benefits, end of year	$77,961,214	$93,764,887

The accompanying notes are an integral part of the financial statements.

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1. Plan Description

The MBIA Inc. 401(k) Plan (the ”Plan”), formerly known as the MBIA, Inc. Employees Profit Sharing and 401(k) Salary Deferral Plan, is a defined contribution plan for employees of MBIA Inc. and Subsidiaries (the “Company”) who are at least 21 years of age. Leased employees, temporary employees and employees classified as interns are not eligible to participate in the Plan. Effective April 1, 1987, a 401(k) deferral feature was implemented enabling eligible participants to defer up to 10% of their total eligible compensation. Matching contributions are made by the Company, in the form of MBIA Inc. common stock, at the rate of 100% of the participant’s contribution up to a maximum of 5% of the participant’s eligible compensation. During 2001, the Plan was amended to no longer require six months of service before being eligible to participate in the Plan. Effective January 1, 2002, the Plan was amended to allow employees that met certain criteria to diversify the Company matching contribution. Participants may request loans from their accounts in accordance with established guidelines. Loan balances outstanding are reflected as assets of the Plan. Interest income on the loans is recorded as earned.

The Plan’s assets are managed by Fidelity Management Trust Company (“Fidelity”), the investment advisor, trustee and custodian. The participants of the Plan have the option to direct the investment of their contribution share into one or more of ten Fidelity funds, one Baron Asset Management Company, Inc. (“Baron”) fund, one or more of three 1838 Investment Advisors, Inc. (“1838”) funds and the Employer Stock Fund. 1838 is a wholly-owned subsidiary of MBIA Inc. These transactions qualify as party-in-interest transactions.

Vesting in employer contributions begins after two years of service and full vesting is achieved after five years of service. Participants are fully vested in their salary deferred contributions at all times. Upon reaching the normal retirement date, death or becoming disabled, a participant will be entitled to receive benefit payments. Nonvested benefits remaining after termination of employment are forfeited and may serve to reduce future Company contributions. The forfeiture balance as of December 31, 2002 and 2001, was $284,345 and $159,667, respectively.

A participant is entitled to the benefit that can be provided by the contributions and income thereon, including net realized and unrealized investment gains and losses of each participant’s account. Upon retirement, disability, death or termination, a participant or beneficiary can elect to receive either a lump-sum distribution or installment distributions.

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Participants should refer to the Summary Plan Description and Plan Document for specific information regarding Plan provisions.

In July 1999, as a result of the merger with CapMAC Holdings Inc., the CapMAC Employee Stock Ownership Plan (“ESOP”) was merged with the Plan. In conjunction with the merger of the plans, the unallocated ESOP shares would be used to fund the Company’s match obligations. As of December 31, 2002 and 2001, the unallocated ESOP balance was $653,311 and $1,982,993, respectively.

2. Summary of Significant Accounting Policies

The financial statements have been prepared on the basis of generally accepted accounting principles (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits.

Significant accounting policies are as follows:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investments

The Plan’s shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. The Plan’s common stock is valued at the current fair value based on last reported sales price on the last business day of the year. Participant loans are stated at cost, plus accrued interest.

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Gain or loss on the sale of investments is based on specifically identified cost. Interest income from investments is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

The Plan’s net appreciation (depreciation) in the fair value of its investments consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Contributions

Contributions from eligible participants and matching Company contributions are recorded in the month the related payroll deductions are made.

Participant Accounts

Each participant has an account which is credited with the Company’s contribution, employees’ contribution and the net results from the investment activities of the participant’s account.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Administrative expenses, which consist primarily of investment management, record keeping and auditing fees, are paid directly by the Company rather than out of Plan assets. Employee loan fees are paid out of the participants’ accounts.

3. Plan Termination

The Company has not expressed any intent to discontinue its contributions or terminate the Plan. However, it reserves the right to temporarily suspend contributions to or amend or terminate the Plan. Upon termination of the Plan, the accounts of all participants shall become fully vested, and the net assets of the Plan shall be distributed among the participants and beneficiaries of the Plan in proportion to their respective account balances.

4. Investments

The Plan’s investments at fair value as of December 31, 2002 and 2001, were as shown on the following page:

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2002
Common Stock:
Employer Stock*	$20,906,161
ESOP Plan*	15,221,234
Mutual Funds:
Fidelity Puritan Fund	1,082,374
Fidelity Magellan Fund	2,703,317
Fidelity Growth Company Fund	3,438,804
Fidelity Growth and Income Portfolio*	9,666,789
Fidelity Intermediate Bond Fund	2,735,378
Fidelity Value Fund	1,167,547
Fidelity Overseas Fund	2,208,138
Fidelity Blue Chip Growth Fund	3,745,413
Fidelity Spartan U.S. Equity Index Fund	3,571,323
Fidelity Managed Income Fund*	7,169,506
Baron Asset Fund	188,625
1838 International Equity Fund	1,000,077
1838 Large Cap Equity Fund	1,811,207
1838 Fixed Income Fund	376,182

$76,992,075

Participant Loans	969,139

*	Each of these investments, at fair value, represents 5% or more of the Plan’s net assets at December 31, 2002.

December 31, 2001
Common Stock:
Employer Stock*	$28,337,478
ESOP Plan*	17,344,302
Mutual Funds:
Fidelity Puritan Fund	1,079,968
Fidelity Magellan Fund	3,222,978
Fidelity Growth Company Fund	4,533,689
Fidelity Growth and Income Portfolio*	12,128,341
Fidelity Intermediate Bond Fund	2,726,216
Fidelity Value Fund	823,568
Fidelity Overseas Fund	2,547,713
Fidelity Blue Chip Growth Fund*	4,762,742
Fidelity Spartan U.S. Equity Index Fund	4,294,256
Fidelity Managed Income Fund*	6,319,958
Baron Asset Fund	87,279
1838 International Equity Fund	1,038,540
1838 Large Cap Equity Fund	2,791,154
1838 Fixed Income Fund	519,812

$92,557,994

Participant Loans	1,206,893

*	Each of these investments, at fair value, represents 5% or more of the Plan’s net assets at December 31, 2001.

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

The Plan’s net change in fair value of investments for the year ended December 31, 2002 and 2001, were as follows:

	Years ended December 31,
	2002	2001
Investments:
Mutual funds	$(8,871,462)	$(6,868,801)
Common stock	(8,180,461)	3,674,553

Net change in fair value	$(17,051,923)	$(3,194,248)

5. Tax Status

The Internal Revenue Service has advised that the Plan constitutes a qualified plan under Section 401 (a) of the Internal Revenue Code and is therefore exempt from federal income taxes under provisions of Section 501 (a). The Plan obtained its latest determination letter on April 30, 2003 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. There have been no Plan amendments since the date of the determination letter.

6. Indemnification

In November 2002, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. (FIN) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others.” In the normal course of business, the Plan enters into agreements that contain a variety of representations and warranties which provide general indemnifications. The Plan’s maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Plan that have not yet occurred. However, based on experience, the Plan expects the risk of loss to be remote.

7. Subsequent Event

On April 22, 2003, the MBIA Investment Management Committee approved four new funds to be offered as investment options under the Plan. The new fund choices will be available beginning July 1, 2003 and are as follows: Fidelity Low-Priced Stock Fund, Baron Growth Fund, Morgan Stanley Inst. International Equity Portfolio – Class B, and PIMCO High Yield Bond Fund.

MBIA INC.

401(k) PLAN

SUPPLEMENTAL SCHEDULE

SCHEDULE OF ASSETS (HELD AT END OF YEAR) (1)

Identity of issue	Description	Cost (2)	Current Value
MBIA Common Stock*	Common stock		$36,127,395
Fidelity Puritan Fund*	Mutual fund		1,082,374
Fidelity Magellan Fund*	Mutual fund		2,703,317
Fidelity Growth Company Fund*	Mutual fund		3,438,804
Fidelity Growth and Income Portfolio*	Mutual fund		9,666,789
Fidelity Intermediate Bond Fund*	Mutual fund		2,735,378
Fidelity Value Fund*	Mutual fund		1,167,547
Fidelity Overseas Fund*	Mutual fund		2,208,138
Fidelity Blue Chip Growth Fund*	Mutual fund		3,745,413
Fidelity Spartan U.S. Equity Index Fund*	Mutual fund		3,571,323
Fidelity Managed Income Fund*	Mutual fund		7,169,506
Baron Asset Fund*	Mutual fund		188,625
1838 International Equity Fund*	Mutual fund		1,000,077
1838 Large Cap Equity Fund*	Mutual fund		1,811,207
1838 Fixed Income Fund*	Mutual fund		376,182

			$76,992,075
Participant loans*	Interest rates: 6.75% - 11.5%; Maturity dates: 1/11/03 – 2/29/12		969,139

Total			$77,961,214

(1)	This schedule has been certified as complete and accurate by the Plan trustee.

(2)	Cost is not required for participant directed investments.

*	Fidelity Management Trust Company, 1838 Investment Advisors, Inc., and Baron Asset Management Company, Inc., are parties in interest.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

MBIA Inc. 401(k) Plan

Date: June 13, 2003	/s/ NEIL G. BUDNICK
Neil G. Budnick
Vice President
Chief Financial Officer

Date: June 13, 2003	/s/ KEVIN D. SILVA
Kevin D. Silva
Plan Administrator
Chief Administrative Officer

Section 906 Certification

Pursuant to 18 United States Code §1350

The undersigned hereby certifies that to his knowledge the Form 11-K of MBIA Inc. (the “Company”) filed with the Securities and Exchange Commission on the date hereof fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 13, 2003	/s/ NEIL G. BUDNICK

Neil G. Budnick Vice President Chief Financial Officer